UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report: July 25, 2023

BANC OF CALIFORNIA, INC.
(Exact name of registrant as specified in its charter)

Maryland	001-35522	001-35522
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3 MacArthur Place, Santa Ana, California	92707
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (855) 361-2262

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.01 per share	BANC	New York Stock Exchange

Item 7.01.	Regulation FD Disclosure.

On July 25, 2023, Banc of California, Inc., a Maryland corporation (“Banc of California”), released a presentation to investors about the proposed transaction (as described below). The presentation is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

The preceding information, as well as Exhibit 99.1 referenced therein, shall not be deemed “filed” for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, or incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 8.01.	Other Events.

On July 25, 2023, Banc of California and PacWest Bancorp, a Delaware corporation (“PacWest”), issued a joint press release announcing the execution of an Agreement and Plan of Merger, dated as of July 25, 2023, by and among Banc of California, Cal Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Banc of California (“Merger Sub”), and PacWest (the “Merger Agreement”). Upon the terms and subject to the conditions set forth in the Merger Agreement:  (a) Merger Sub will merge with and into PacWest, with PacWest continuing as the surviving entity (the “Merger”), (b) immediately following the Merger, PacWest will merge with and into Banc of California, with Banc of California continuing as the surviving entity (the “Second-Step Merger”), (c) promptly following the Second-Step Merger, Pacific Western Bank, a California-chartered non-member bank and, prior to the Second-Step Merger, a wholly-owned subsidiary of PacWest (“PacWest Bank”), will become a member of the Federal Reserve System (the “FRS Membership”) and (d) promptly following the effectiveness of the FRS Membership, Banc of California, National Association, a national banking association and a wholly-owned subsidiary of Banc of California (the “Bank”), will merge with and into PacWest Bank (the “Bank Merger”), which, after giving effect to the FRS Membership and the Second-Step Merger, will be a California-chartered member bank and a wholly-owned subsidiary of Banc of California, with PacWest Bank being the surviving bank. Following the Bank Merger, the separate corporate existence of the Bank shall cease and PacWest Bank will operate under the Banc of California name and brand.

On July 25, 2023, the joint press release also announced that, in connection with the proposed transaction, Banc of California entered into separate investment agreements, each dated as of July 25, 2023, with affiliates of funds managed by Warburg Pincus LLC (the “Warburg Investors”) and certain investment vehicles sponsored, managed or advised by Centerbridge Partners, L.P. and its affiliates (the “Centerbridge Investors” and, together with the Warburg Investors, the “Investors”, and such agreements, the “Investment Agreements”). Pursuant to the Investment Agreements, on the terms and subject to the conditions set forth therein, substantially concurrently with the effective time of the Merger, (a) the Investors will invest an aggregate of $400 million in exchange for the sale and issuance, at $12.30 per share, of approximately (i) 21.8 million shares of Banc of California common stock and (ii) 10.8 million shares of a new class of Banc of California non-voting, common-equivalent stock (“Non-Voting CE Stock”), and (b) Banc of California will issue to (i) the Warburg Investors warrants to purchase approximately 15.9 million shares of Non-Voting CE Stock and (ii) the Centerbridge Investors warrants to purchase approximately 3.0 million shares of Banc of California Common Stock, each for an exercise price of $15.375 per share. The warrants carry a term of seven years but are subject to mandatory exercise when the market price over a specified period reaches $24.60, a 100% premium to the price paid on common stock and Non-Voting CE Stock.

A copy of the joint press release is attached hereto as Exhibit 99.2 and incorporated herein by reference.

ITEM 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibit
99.1	Investor Presentation, dated July 25, 2023.
99.2	Joint Press Release, dated July 25, 2023.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Cautionary Note Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Banc of California and PacWest and the proposed investment by the Investors in equity securities of Banc of California pursuant to the Investment Agreements. Forward-looking statements may be identified by the use of the words such as “ estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “could,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between Banc of California and PacWest and the proposed investment by the Investors, including statements as to the expected timing, completion and effects of the proposed transaction. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of Banc of California’s and PacWest’s management and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict, may differ from assumptions and many are beyond the control of Banc of California and PacWest. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all; (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including obtaining the requisite approval of the Banc of California stockholders and PacWest stockholders within the time period provided in the Merger Agreement (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or the Investment Agreements; (iv) the inability to obtain alternative capital in the event it becomes necessary to complete the proposed transaction; (v) the effect of the announcement or pendency of the proposed transaction on Banc of California’s and PacWest’s business relationships, operating results and business generally; (vi) risks that the proposed transaction disrupts current plans and operations of Banc of California and PacWest; (vii) potential difficulties in retaining Banc of California and PacWest customers and employees as a result of the proposed transaction; (viii) Banc of California’s and PacWest’s estimates of its financial performance; (ix) changes in general economic conditions; (x) changes in the interest rate environment, including the recent increases in the Board of Governors of the Federal Reserve System benchmark rate and duration at which such increased interest rate levels are maintained, which could adversely affect Banc of California’s and PacWest’s revenue and expenses, the value of assets and obligations, and the availability and cost of capital and liquidity; (xi) the impacts of continuing inflation; (xii) the credit risks of lending activities, which may be affected by deterioration in real estate markets and the financial condition of borrowers, and the operational risk of lending activities, including the effectiveness of Banc of California’s and PacWest’s underwriting practices and the risk of fraud; (xiii) fluctuations in the demand for loans; (xiv) the ability to develop and maintain a strong core deposit base or other low cost funding sources necessary to fund Banc of California’s and PacWest’s activities particularly in a rising or high interest rate environment; (xv) the rapid withdrawal of a significant amount of deposits over a short period of time; (xvi) results of examinations by regulatory authorities of Banc of California or PacWest and the possibility that any such regulatory authority may, among other things, limit Banc of California’s or PacWest’s business activities, restrict Banc of California’s or PacWest’s ability to invest in certain assets, refrain from issuing an approval or non-objection to certain capital or other actions, increase Banc of California’s or PacWest’s allowance for credit losses, result in write-downs of asset values, restrict Banc of California’s or PacWest’s ability or that of Banc of California’s or PacWest’s bank subsidiary to pay dividends, or impose fines, penalties or sanctions; (xvii) the impact of bank failures or other adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; (xviii) changes in the markets in which Banc of California and PacWest compete, including with respect to the competitive landscape, technology evolution or regulatory changes; (xix) changes in consumer spending, borrowing and saving habits; (xx) slowdowns in securities trading or shifting demand for security trading products; (xxi) the impact of natural disasters or health epidemics; (xxii) legislative or regulatory changes; (xxiii) impact of operating in a highly competitive industry; (xxiv) reliance on third party service providers; (xxv) competition in retaining key employees; (xxvi) risks related to data security and privacy, including the impact of any data security breaches, cyberattacks, employee or other internal misconduct, malware, phishing or ransomware, physical security breaches, natural disasters, or similar disruptions; (xxvii) changes to accounting principles and guidelines; (xxviii) potential litigation relating to the proposed transaction that could be instituted against Banc of California, PacWest or their respective directors and officers, including the effects of any outcomes related thereto; (xxix) volatility in the trading price of Banc of California’s or PacWest’s securities; (xxx) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; and (xxxi) unexpected costs, charges or expenses resulting from the proposed transaction. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Banc of California’s registration statement on Form S-4 that will contain a joint proxy statement/prospectus discussed below, when it becomes available, and other documents filed by Banc of California or PacWest from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings do and will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither Banc of California nor PacWest presently knows or that Banc of California or PacWest currently believes are immaterial that could also cause actual events and results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Banc of California’s and PacWest’s expectations, plans or forecasts of future events and views as of the date of this document. Banc of California and PacWest anticipate that subsequent events and developments will cause Banc of California’s and PacWest’s assessments to change. While Banc of California and PacWest may elect to update these forward-looking statements at some point in the future, Banc of California and PacWest specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Banc of California’s and PacWest’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. Forward-looking statements speak only as of the date they are made. Neither Banc of California nor PacWest gives any assurance that either Banc of California or PacWest, or the combined company, will achieve the results or other matters set forth in the forward-looking statements.

No Offer or Solicitation

This document is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Banc of California, PacWest or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

This document relates to the proposed transaction between Banc of California and PacWest and the proposed investment in Banc of California by the Investors.  Banc of California intends to file a registration statement on Form S-4 with the SEC, which will include a preliminary joint proxy statement/prospectus to be distributed to holders of Banc of California’s common stock and PacWest’s common stock in connection with Banc of California’s and PacWest’s solicitation of proxies for the vote by Banc of California’s stockholders and PacWest’s stockholders with respect to the proposed transaction. After the registration statement has been filed and declared effective, Banc of California and PacWest will mail a definitive joint proxy statement/prospectus to their respective stockholders that, as of the applicable record date, are entitled to vote on the matters being considered at the Banc of California stockholder meeting and at the PacWest stockholder meeting, as applicable. Banc of California or PacWest may also file other documents with the SEC regarding the proposed transaction.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AND THE DEFINITIVE VERSIONS THEREOF (WHEN THEY BECOME AVAILABLE), AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO SUCH DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement, the joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Banc of California or PacWest through the website maintained by the SEC at www.sec.gov.

The documents filed by Banc of California or PacWest with the SEC also may be obtained free of charge at Banc of California’s or PacWest’s website at https://investors.bancofcal.com, under the heading “Financials and Filings” or www.pacwestbancorp.com, under the heading “SEC Filings”, respectively, or upon written request to Banc of California, Attention: Investor Relations, 3 MacArthur Place, Santa Ana, CA 92707 or PacWest, Attention: Investor Relations, 9701 Wilshire Boulevard, Suite 700, Beverly Hills, CA 90212, respectively.

Participants in Solicitation

Banc of California and PacWest and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Banc of California’s stockholders or PacWest’s stockholders in connection with the proposed transaction under the rules of the SEC. Banc of California’s stockholders, PacWest’s stockholders and other interested persons will be able to obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of Banc of California and PacWest in Banc of California’s registration statement on Form S-4 that will be filed, as well other documents filed by Banc of California or PacWest from time to time with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of Banc of California’s or PacWest’s stockholders in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the preliminary joint proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed transaction (if and when they become available). You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Banc of California or PacWest will also be available free of charge from Banc of California or PacWest using the contact information above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BANC OF CALIFORNIA, INC.
Date: July 25, 2023
/s/ Ido Dotan
Ido Dotan
Executive Vice President, General Counsel and Corporate Secretary

Exhibit 99.1

 Creating the premier California business bank  July 25, 2023

 DISCLAIMER  Cautionary Note Regarding Forward-Looking Statements  This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Banc of California and PacWest and the proposed investment by Warburg Pincus LLC and Centerbridge Partners, L.P. (collectively, the “Investors”) in equity securities of Banc of California pursuant to the investment agreements entered into between the Investors and Banc of California (the “Investment Agreements”). Forward-looking statements may be identified by the use of the words such as “ estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “could,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between Banc of California and PacWest and the proposed investment by the Investors, including statements as to the expected timing, completion and effects of the proposed transaction. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of Banc of California’s and PacWest’s management and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict, may differ from assumptions and many are beyond the control of Banc of California and PacWest. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all; (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including obtaining the requisite approval of the Banc of California stockholders and PacWest stockholders within the time period provided in the Agreement and Plan of Merger, dated July 25, 2023, by and among PacWest, Banc of California and Cal Merger Sub, Inc. (the “Merger Agreement”); (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or the Investment Agreements; (iv) the inability to obtain alternative capital in the event it becomes necessary to complete the proposed transaction; (v) the effect of the announcement or pendency of the proposed transaction on Banc of California’s and PacWest’s business relationships, operating results and business generally; (vi) risks that the proposed transaction disrupts current plans and operations of Banc of California and PacWest; (vii) potential difficulties in retaining Banc of California and PacWest customers and employees as a result of the proposed transaction; (viii) Banc of California’s and PacWest’s estimates of its financial performance; (ix) changes in general economic conditions; (x) changes in the interest rate environment, including the recent increases in the Board of Governors of the Federal Reserve System benchmark rate and duration at which such increased interest rate levels are maintained, which could adversely affect Banc of California’s and PacWest’s revenue and expenses, the value of assets and obligations, and the availability and cost of capital and liquidity; (xi) the impacts of continuing inflation; (xii) the credit risks of lending activities, which may be affected by deterioration in real estate markets and the financial condition of borrowers, and the operational risk of lending activities, including the effectiveness of Banc of California’s and PacWest’s underwriting practices and the risk of fraud; (xiii) fluctuations in the demand for loans; (xiv) the ability to develop and maintain a strong core deposit base or other low cost funding sources necessary to fund Banc of California’s and PacWest’s activities particularly in a rising or high interest rate environment; (xv) the rapid withdrawal of a significant amount of deposits over a short period of time; (xvi) results of examinations by regulatory authorities of Banc of California or PacWest and the possibility that any such regulatory authority may, among other things, limit Banc of California’s or PacWest’s business activities, restrict Banc of California’s or PacWest’s ability to invest in certain assets, refrain from issuing an approval or non-objection to certain capital or other actions, increase Banc of California’s or PacWest’s allowance for credit losses, result in write-downs of asset values, restrict Banc of California’s or PacWest’s ability or that of Banc of California’s or PacWest’s bank subsidiary to pay dividends, or impose fines, penalties or sanctions; (xvii) the impact of bank failures or other adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; (xviii) changes in the markets in which Banc of California and PacWest compete, including with respect to the competitive landscape, technology evolution or regulatory changes; (xix) changes in consumer spending, borrowing and saving habits; (xx) slowdowns in securities trading or shifting demand for security trading products; (xxi) the impact of natural disasters or health epidemics; (xxii) legislative or regulatory changes; (xxiii) impact of operating in a highly competitive industry; (xxiv) reliance on third party service providers; (xxv) competition in retaining key employees; (xxvi) risks related to data security and privacy, including the impact of any data security breaches, cyberattacks, employee or other internal misconduct, malware, phishing or ransomware, physical security breaches, natural disasters, or similar disruptions; (xxvii) changes to accounting principles and guidelines; (xxviii) potential litigation relating to the proposed transaction that could be instituted against Banc of California, PacWest or their respective directors and officers, including the effects of any outcomes related thereto; (xxix) volatility in the trading price of Banc of California’s or PacWest’s securities; (xxx) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; and (xxxi) unexpected costs, charges or expenses resulting from the proposed transaction. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Banc of California’s registration statement on Form S-4 that will contain a joint proxy statement/prospectus discussed below, when it becomes available, and other documents filed by Banc of California or PacWest from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings do and will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither Banc of California nor PacWest presently knows or that Banc of California or PacWest currently believes are immaterial that could also cause actual events and results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Banc of California’s and PacWest’s expectations, plans or forecasts of future events and views as of the date of this document. Banc of California and PacWest anticipate that subsequent events and developments will cause Banc of California’s and PacWest’s assessments to change. While Banc of California and PacWest may elect to update these forward-looking statements at some point in the future, Banc of California and PacWest specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Banc of California’s and PacWest’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. Forward-looking statements speak only as of the date they are made. Neither Banc of California nor PacWest gives any assurance that either Banc of California or PacWest, or the combined company, will achieve the results or other matters set forth in the forward-looking statements.

 No Offer or Solicitation  This document is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Banc of California, PacWest or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.  Additional Information and Where to Find It   This document relates to the proposed transaction between Banc of California and PacWest and the proposed investment in Banc of California by Investors. Banc of California intends to file a registration statement on Form S-4 with the SEC, which will include a preliminary joint proxy statement/prospectus to be distributed to holders of Banc of California’s common stock and PacWest’s common stock in connection with Banc of California’s and PacWest’s solicitation of proxies for the vote by Banc of California’s stockholders and PacWest’s stockholders with respect to the proposed transaction. After the registration statement has been filed and declared effective, Banc of California and PacWest will mail a definitive joint proxy statement/prospectus to their respective stockholders that, as of the applicable record date, are entitled to vote on the matters being considered at the Banc of California stockholder meeting and at the PacWest stockholder meeting, as applicable. Banc of California or PacWest may also file other documents with the SEC regarding the proposed transaction.   BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AND THE DEFINITIVE VERSIONS THEREOF (WHEN THEY BECOME AVAILABLE), AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO SUCH DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain free copies of the registration statement, the joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Banc of California or PacWest through the website maintained by the SEC at www.sec.gov.   The documents filed by Banc of California or PacWest with the SEC also may be obtained free of charge at Banc of California’s or PacWest’s website at https://investors.bancofcal.com, under the heading “Financials and Filings” or www.pacwestbancorp.com, under the heading “SEC Filings” , respectively, or upon written request to Banc of California, Attention: Investor Relations, 3 MacArthur Place, Santa Ana, CA 92707 or PacWest, Attention: Investor Relations, 9701 Wilshire Boulevard, Suite 700, Beverly Hills, CA 90212 , respectively.  Participants in Solicitation  Banc of California and PacWest and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Banc of California’s stockholders or PacWest’s stockholders in connection with the proposed transaction under the rules of the SEC. Banc of California’s stockholders, PacWest’s stockholders and other interested persons will be able to obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of Banc of California and PacWest in Banc of California’s registration statement on Form S-4 that will be filed, as well other documents filed by Banc of California or PacWest from time to time with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of Banc of California’s or PacWest’s stockholders in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the preliminary joint proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed transaction (if and when they become available). You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Banc of California or PacWest will also be available free of charge from Banc of California or PacWest using the contact information above.  DISCLAIMER

CREATING THE PREMIER BUSINESS BANK IN CALIFORNIA

Enhanced scale, attractive returns and robust capital and liquidity

Scale and market position	• $36.1bn of assets at close • ~3% SoCal deposit market share[1] • #3 largest California headquartered bank[2]
Strong liquidity and funding position	• ~8.0% cash / assets • <10% wholesale funding / assets • ~90% core deposits[3] / ~80% insured
Robust capital	• 10.0%+ CET1 • $400mm committed equity raise • ~3% tangible book value accretive
Improved forward profitability	• 20%+ 2024E GAAP EPS accretion • 1.10%+ ROAA run-rate 2024[4] • 13.0%+ cash ROATCE run-rate 2024[4,5]

Dominant business bank with highly attractive footprint



Pasadena
San Bernardino
Los Angeles
Riverside
Long Beach
Irvine
San Diego
HQ
PACW (70)
BANC (27)

	Branch overlap	
	1-mile	3-mile
% of PACW branches	10.0%	20.0%
% of BANC branches	21.4%	53.6%

BANC OF CALIFORNIA

PacWest Bancorp

Source: FactSet, S&P Global Market Intelligence; Financial data and estimates as of June 30, 2023

(1) Southern California market includes Los Angeles County and Orange County; (2) Excludes money center banks (WFC); (3) Core deposit funding defined as non-brokered deposits as a percentage of total deposits; (4) Run-rate represents estimated 4Q 2024 metrics and financials; (5) Cash ROATCE excludes amortization of intangibles

4

 Significant upside opportunities  Strong community bank with differentiated funding verticals  Complementary Businesses  ACCRETIVE TO EPS AND TBVPS  robust capital and liquidity PROFILE  The Premier California relationship-focused business bank  COMPELLING INVESTMENT THESIS

 FINANCIALLY AND STRATEGICALLY COMPELLING  Highly earnings accretive and TBVPS accretive   Optimizes and strengthens balance sheet  ~$1.65–$1.80  ~$13bn  Paydown of wholesale funding(3)  Strong market position with significant upside opportunities  3rd  Largest California headquartered bank(5)  8  Banks recently exited the California market(6)  30%  Noninterest-bearingdeposits  ~3%  TBVPSaccretion  ~16.5%  Pro forma   total capital  Source: FactSet, S&P Global Market Intelligence; Note: Financial data and estimates as of June 30, 2023; (1) To Banc of California; (2) Core deposit funding defined as non-brokered deposits as a percentage of total deposits; (3) Includes pre- and post-closing paydowns based on 2Q balances; (4) Represents total liquidity capacity as a percentage of uninsured and uncollateralized deposits; (5) Excludes money center banks (WFC); (6) Includes the following acquired or failed banks: Bank of the West, CIT, First Republic, Opus Bank, Rabobank, Signature, Silicon Valley, Union Bank  ~90% core deposit funded(2)  Well positioned to capture additional market share  100+ bps of CET1 generated annually  2.0x+  Liquidity coverage ratio(4)  20%+  2024E EPS accretion(1)  10%+  CET1  +  2024E  EPS

 SUMMARY OF TRANSACTION TERMS  Merger structure  Banc of California, Inc. will be legal and currency acquiror  Banc of California, N.A. will merge into Pacific Western Bank and take Banc of California name and brand  PacWest will be accounting acquirer (Banc of California’s balance sheet will be subject to fair value accounting)  Merger consideration  100% stock-for-stock transaction with a fixed 0.6569x exchange ratio  Exchange ratio represented an at-the-market transaction at the time the indication of interest was signed  Capital raise  $400mm committed equity raise from Warburg Pincus and Centerbridge (investors conducted extensive due diligence)  Purchase price is fixed at $12.30 per BANC share, which will fund concurrent with the merger closing  Capital enables acceleration of balance sheet repositioning while maintaining 10%+ CET1  Ownership  47% PacWest | 34% Banc of California | 16% Warburg Pincus(1) | 4% Centerbridge(1)  Board composition and leadership  Three members of PacWest’s board and one individual from Warburg Pincus will join Banc of California’s 12-member board of directors  Jared Wolff (BANC): Chief Executive Officer and Chairman of the Board of the Bank  John Eggemeyer (PACW): Chairman of the Board of the Holding Company  Combined management team will be comprised of both banks’ executives  Anticipated timing and approvals  Subject to receipt of approvals from both stockholders and regulators  Federal Reserve and California Department of Financial Protection and Innovation   Anticipated closing in late 2023 / early 2024  Note: Market data as of July 24, 2023; Totals may not sum due to rounding  (1) Warburg Pincus and Centerbridge ownership excludes warrants each firm will receive

 OPPORTUNITY TO FILL SUBSTANTIAL VOID IN CALIFORNIA  Six of the top fifteen mid-sized banks have left the market since 2019  Pro forma company is the   4th largest mid-sized bank in California  Source: State of California, FRED, NCES, S&P Global Market Intelligence, U.S. DOT; Note: Deposit market share data as of June 30, 2022  (1) Deposit market share data excludes banks with greater than $250bn total assets  State with the 2nd largest deposit base  4.2mm small businesses in California  $82k real median household income vs. $71k U.S. median  5th largest economy in the world (measured by GDP)  39mm state residents, increasing by 0.6% CAGR since 2000  #6 Long Beach and #9 Los Angeles ports (measured by tonnage)  54 public universities and 171 private non-profit universities  California is one of the best   banking markets in the United States  2019 California deposit market share rankings(1)  2022 California deposit market share rankings(1)  5th economy  Ports  HHI (US), HHI (CA)  Population  Output  Universities  Funding costs  GDP by state  GDP PBS contr. to CA

INTENSE FOCUS ON IN-MARKET RELATIONSHIP BANKING

Like-minded approach to commercial and community banking with complementary niches

COMMERCIAL & BUSINESS BANKING

- Business Banking
- Middle Market Banking
- Asset-Based Lending & Term Loans
- Full Stack Payment Processing Solutions
- Depository Services
- Cash Management and Treasury Management Solutions

COMMUNITY BANKING

- Personal Banking
- Savings and Investments



SPECIALTY BANKING

- Entertainment
- Healthcare & Education
- Professional Services
- Foundations/Non-Profit Banking
- Government
- Business Management Banking
- Venture Banking

REAL ESTATE BANKING

- CRE & Multifamily Lending
- Mortgage Warehouse Lending
- Bridge & Construction Lending
- Cash Management and Treasury Management Solutions

SPECIALTY DEPOSITS

- HOA
- Escrow
- Bankruptcy/Fiduciary Services
- Title/1031/Property Management
- Government Banking
- Institutional Deposits
- Tailored Cash Management and Credit Solutions

BANC OF CALIFORNIA
PacWest Bancorp
9

DIFFERENTIATED DEPOSIT AND FEE VERTICALS

Continue to prioritize core deposit funding(1)


Brokered
5%
Noninterest-bearing
30%
CDs
16%
$30.5bn
Savings & MMDA
21%
28%
Checking

Cost of deposits: ~2.20%
Insured deposits: ~80%
Deposits / total funding: ~95%

HOA Banking

Leading Homeowner Association Banking Business

- $4 billion total deposits
- Ultra sticky, low-cost deposits proven through cycle
- HOA industry has 7,500+ Property Management companies
- Nationwide reach with 347,000 Community Associations
- Opportunity for further market penetration

Payments

Deepstack is a differentiated payment processing platform

- Proprietary payments software
- Scalable and meaningful fee-based income
- Unique client acquisition source
- Generates noninterest-bearing deposits
- Enhances technology capabilities

BANC OF CALIFORNIA
PacWest Bancorp

Source: S&P Global Market Intelligence; Financial data and estimates as of June 30, 2023
(1) Represents estimated 4Q 2024 metrics and financials

10

GO FORWARD STRATEGY PRIORITIZES RELATIONSHIP LENDING

Growth areas
- CRE
- Core C&I
- Permanent multifamily
- Warehouse lending

Stable portfolios
- Equipment lending & leasing
- SBA
- Residential / Consumer
- Fund finance / Portfolio lending

Run-off / Exit
- CIVIC
- Lender finance
- Student
- National lending

Lending type	Loan type	BANC	PACW	Pro forma
Real estate	Bridge CRE	✓	✓	✓
	Permanent multifamily	✓	✓	✓
	Construction CRE	✓	✓	✓
	SFR	✓	✓	Opportunistic
	CIVIC		✓	Run-off / Exit
Commercial	Core C&I	✓	✓	✓
	ABL	✓	✓	✓
	Warehouse lending	✓		✓
	Owner-occupied	✓	✓	✓
Specialty	Healthcare	✓		✓
	Education / non-profit	✓		✓
	Streaming / entertainment finance	✓		✓
	SBA		✓	✓
	Lender finance		✓	Run-off / Exit
	Equipment lending & leasing		✓	✓
Portfolio lending	Fund finance		✓	✓
	Life science / Technology		✓	✓
Other	Consumer	✓	✓	✓

Note: Represents run-rate estimated lending verticals in 4Q 2024

BANC OF CALIFORNIA PacWest Bancorp 11

REPOSITIONING CREATES A STRONG BALANCE SHEET



Wholesale funding
Brokered deposits
BTFP
FHLB
Repurchase agreement
Credit-linked notes
Pre-close standalone paydown
Post-close paydown
$16.2bn
($1.6bn)
($4.9bn)
($0.3bn)
($1.3bn)
($0.8bn)
($4.4bn)
$2.9bn
2Q Combined
Brokered deposits
BTFP
FHLB
Repurchase agreement
FHLB
Brokered deposits
Pro forma (post-repositioning)

Paydown
$13bn Wholesale borrowings
5.00% Cost

Sell
$7bn Liquid assets(1)
3.75% Yield

Utilize
$6bn Excess cash(2)
5.10% Yield

Raise
$400mm Committed capital raise

Repositioning impacts
- ✓ 170bps NIM improvement
- ✓ $13bn B/S reduction
- ✓ 10.0%+ CET1

Mitigating risk through closing

- Implemented strategies to protect capital through closing
- Entered into a contingent forward asset sale agreement on residential mortgage portfolio at modeled discount
- $3.5bn interest rate hedge to protect purchase accounting risk to close
- Legally binding equity commitments fund at close at a fixed dollar price
- PacWest has the flexibility to reduce wholesale funding pre-close, utilizing excess cash
- Balance sheet positioned to be interest rate neutral pro forma

Source: S&P Global Market Intelligence; Note: Financial data and estimates as of June 30, 2023; Totals may not sum due to rounding
(1) Repositioning includes sale of BANC single family mortgage loans, multifamily loans and securities portfolio and PACW AFS securities (see page 24 in appendix for further detail)
(2) $2bn+ of additional cash generated by closing

BANC OF CALIFORNIA PacWest Bancorp 12

SIGNIFICANTLY ENHANCED LIQUIDITY, FUNDING AND CAPITAL PROFILE

Liabilities and equity

■ Core deposits[1] ■ Wholesale funding ■ Other liabilities and preferred equity ■ Common equity



6%
5%
34%
$48bn
55%

(2Q combined)[2]



8%
6%
8%
$36bn
77%

Pro forma

(post-repositioning)[2]

2Q combined

~75%	~24%	30%+	~3.30%
Core deposit funding[3]	NIB deposits	Wholesale funding	Cost of funds

Pro forma (post-repositioning)

~90%	~30%	<10%	~2.40%
Core deposit funding[3]	NIB deposits	Wholesale funding	Cost of funds

BANC OF CALIFORNIA PacWest Bancorp

Source: S&P Global Market Intelligence; Note: Financial data as of June 30, 2023; Totals may not sum due to rounding
(1) Core deposits defined as non-brokered deposits; (2) Balance sheet components shown as percentage of total liabilities and equity
(3) Core deposit funding defined as non-brokered deposits as a percentage of total deposits

13

COMBINATION UNLOCKS EARNINGS POTENTIAL

Right-sized expense base and balance sheet repositioning drive earnings upside


Net income, $mm
A
B
C
$175
$71
$104(1)
$120
$90
$65
($155)
$310 / $1.80
$280 / $1.65
2Q Combined (annualized)
Non-run-rate expenses
Cost savings
Balance sheet repositioning
Other adjustments / run-off
Estimated 2024 FY

Confident in ability to deliver on financial targets

- Balance sheet repositioning and removal of elevated expenses drive majority of upside

Ⓐ ~$170mm of pre-tax non-run-rate expenses at PacWest from run-off businesses and assessments

Ⓑ Pre-tax cost savings of ~$130mm or ~15% of core expenses based on bottoms up analysis

  - Focus on real estate optimization, redundant technology and professional services

Ⓒ Repositioning improves NIM by ~170bps and NII by ~$90mm

- $400mm capital raise unlocks ability to sell assets

Source: S&P Global Market Intelligence; Note: Financial data and estimates as of June 30, 2023
(1) PacWest annualized adjusted earnings available to common stockholders shown

BANC OF CALIFORNIA
PacWest Bancorp
14

 EXPERIENCED MANAGEMENT WITH TRACK RECORD OF SUCCESS  Joe Kauder  Chief Financial Officer  Bob Dyck  Chief Credit Officer  John Sotoodeh   Chief Operating Officer  Bill Black   Strategy & Finance  Chris Blake  President & CEO of Community Banking Group  Bryan Corsini  Credit Executive  Jared Wolff   Chief Executive Officer & President  Hamid Hussain  President of the Bank  Stan Ivie  Government Relations/ Risk   Shared values and vision

 EXTENSIVE DUE DILIGENCE CONDUCTED ON BOTH BANKS   Diligence focus areas included:  Risk Management  Treasury  Audit  Accounting   & Tax  Legal /   Compliance  Human   Resources  Technology & Operations  Commercial Banking  Retail   Banking  Credit  Capital  Deposits &   Borrowings  Deep Dive in Credit   Substantial review of all areas of credit  Random sampling of credit files across defined risk ratings  Conducted multiple stress tests on portfolios   Third party advisors conducted independent credit analyses  Thorough Due Diligence Process  Extensive due diligence process independently conducted by:   Led by Banc of California and PacWest management teams and supported by legal and financial advisors  Extensive investor due diligence supported by credit, accounting, technology, legal, and financial advisors  40+  BANC internal participants  [ ]+  External participants, including advisors and legal  [ ]+  PACW internal participants

 TRANSFORMATIONAL PARTNERSHIP BENEFICIAL FOR ALL PARTIES  Similar approach to relationship-focused community banking  Complementary specialty businesses expand product offering  Greater scale enables investment in technology, products and service  Size of balance sheet allows bank to better serve customers  Expect 20%+ 2024E earnings accretion  Sizeable upside in 2025E EPS  ~3% tangible book value accretive  Creates meaningful scale in attractive California market  Robust capital generation and profitability profile  Shared values and vision  Strong cultural fit  Both companies emphasize diversity, inclusion and employee development  Strong credit and risk management culture   Expanded career opportunities within larger institution  Strong commitment to advance economic inclusion, education and equity in the communities that both organizations serve  Strong focus on corporate, social, environmental and governance responsibility  Robust platforms to engage with community  Clients  Shareholders  Employees  Communities

 APPENDIX

PRO FORMA LOAN COMPOSITION


Community banking
CRE(1)
Multifamily
Core C&I
Warehouse
SBA
Residential mortgage
Construction
Venture
Fund finance(1)
Other commercial(2)
Consumer & other
Run-off
Run-rate(3)
BANC OF CALIFORNIA
PacWest Bancorp
1%
18%
23%
17%
11%
1%
4%
25%
$7.2bn
Loans / deposits: 104%
2%
16%
24%
11%
8%
15%
24%
$22.3bn
Loans / deposits: 80%
<1%
11%
28%
13%
6%
5%
3%
11%
3%
4%
5%
11%
$24.5bn
Loans / deposits: 79%

BANC OF CALIFORNIA
PacWest Bancorp

Note: Financial data as of June 30, 2023
(1) Fund finance included in Venture and SBA included in CRE in PacWest's standalone loan composition; (2) Includes PacWest asset-based lending and other commercial loans;
(3) Run-rate represents estimated 4Q 2024 metrics and financials

19

 PRO FORMA FUNDING COMPOSITION      Core deposits (excl. CDs)   CDs   Wholesale deposits  Deposits  $31.6bn  $8.3bn  Noninterest-bearing deposits: 30%  Noninterest-bearing deposits: 22%  Noninterest-bearing deposits: 36%    FHLB/FRB/BTFP   Other(1)  Borrowings   Repurchase agreement   Credit linked notes  Run-rate(2)  Note: Financial data as of June 30, 2023; Balance sheet components shown as percentage of total funding  (1) Includes subordinated debt and long-term debt  (2) Run-rate represents estimated 4Q 2024 metrics and financials  $35.1bn

 PACWEST DEPOSIT BASE HAS STABILIZED  PacWest deposit base has stabilized and begun to grow  $20.3  $27.8  Note: Financial data as of July 21, 2023  (1) Core deposits defined as non-brokered deposits  Total deposits  Core deposits(1)  $18.9  $25.9  $bn  +7.5%  +7.3%

KEY FINANCIAL ASSUMPTIONS

Earnings	• Banc of California standalone projections based on consensus estimates • Pro forma reflects management's outlook for the combined company
Expense base	• Reflects bottoms-up cost saving analysis expected to be fully phased in by 4Q 2024 • Represents approximately ~$130mm or ~15% pre-tax expense reduction of combined run-rate expense base

Credit mark	• Gross credit mark equal to 1.05x of total loans ($90mm), resulting in 1.20% pro forma LLR / reserves at close
	• 40% of the mark on PCD loans, and 60% of the mark on non-PCD loans
	  • Non-PCD mark is amortized back into earnings
	  • PCD mark is not amortized into earnings

Fair value marks	• ~$500mm BANC loan pre-tax write down, ~$140mm accreted into earnings • BANC multifamily and single family mortgage loans sold at close; mark not accreted into earnings • ~$50mm AOCI post-tax write down, recognized in regulatory capital at transaction close; securities sold at close • ~$1mm post tax write down on remaining assets and liabilities, accreted into earnings
One-time costs	• $280mm pre-tax and $215mm after tax, including capital and hedging fees
CDI	• 4.00% of all Banc of California core deposits[(1)], amortized over 10 years using sum-of-the-years digits methodology
Equity raise	• $400mm committed equity raise at a fixed price of $12.30 per BANC share
Additional assumptions	• 28.9% marginal tax rate • Banc of California Durbin dis-synergy of $1.25mm annually

Note: Financial data and estimates as of June 30, 2023
(1) Core deposits defined as non-brokered deposits

BANC OF CALIFORNIA PacWest Bancorp 22

PURCHASE ACCOUNTING SUMMARY  Tangible book value per share accretion  Source: Company forecasts, FactSet, S&P Global Market Intelligence; Note: Financial data as of June 30, 2023; Market data as of July 24, 2023  (1) Based on expectations and assumptions as of announcement date; subject to change at transaction closing (estimated at June 30, 2023 for illustrative purposes); (2) Based on $54mm pre-tax reserve allocated to non-PCD loans (60%); (3) Based on 0.6569 shares of Banc of California stock for each PacWest common share outstanding  Calculation of intangibles created  (3)

 DETAILS OF BALANCE SHEET REPOSITIONING  Wholesale funding  $13bn  Wholesale  borrowings  5.00%  Weighted  average cost  Assets  $7bn  Liquid   assets  3.75%  Weighted  average yield   Note: Financial data as of June 30, 2023  Brokered deposits  BTFP  FHLB  Repurchase agreement  5.00%  4.40%  4.10%  8.50%  Yield / Cost  Balance  BANC SFR  BANC Multifamily  BANC securities  PACW AFS securities  4.10%  4.15%  4.80%  2.50%  $5.9bn   4.9bn   1.1bn   1.3bn  $1.8bn   1.6bn   1.2bn   2.3bn

Exhibit 99.2

Banc of California and PacWest Announce Transformational Merger
and $400 Million Equity Raise from Warburg Pincus and Centerbridge

Combination will create California’s premier relationship-focused business bank
•	Combined $36 billion asset bank with extensive Southern CA footprint to be headquartered in Los Angeles
•	20%+ accretion to BANC’s 2024 Estimated EPS and immediately 3% accretive to TBVPS
•	$400 million equity raise is fully committed after extensive investor due diligence
•	Robust capital at 10%+ pro forma CET1; hedges and forward sales lock in a strong and liquid balance sheet at close
•	$13 billion of wholesale borrowings to be repaid, resulting in a <10% wholesale funding ratio
•	Highly experienced management with proven expertise in acquisitions led by Banc of California's CEO with deep understanding of PacWest’s franchise

SANTA ANA, Calif. & BEVERLY HILLS, Calif. – July 25, 2023 – Banc of California, Inc. (“Banc of California”) (NYSE: BANC) and PacWest Bancorp (“PacWest”) (Nasdaq: PACW) today announced the signing of a definitive agreement pursuant to which the companies will combine in an all-stock merger transaction. Under the terms of the agreement, which was unanimously approved by the boards of directors of both companies, PacWest will merge into Banc of California, and Banc of California, N.A. will merge into Pacific Western Bank. The combined holding company and bank will operate under the Banc of California name and brand following closing of the transaction. Under the terms of the merger agreement, PacWest stockholders will receive 0.6569 of a share of Banc of California common stock for each share of PacWest common stock.

The merger will create the premier California business banking franchise, which will be well-positioned to capitalize on market opportunities and broaden the channels and customers it serves through increased scale and expanded product offerings.

Banc of California also announced today that it has entered into investment agreements with affiliates of funds managed by Warburg Pincus LLC (the “Warburg Investors”) and certain investment vehicles, managed or advised by Centerbridge Partners, L.P. and its affiliates (the “Centerbridge Investors” and, together with the Warburg Investors, the “Investors”), which will invest an aggregate of $400 million for newly issued equity securities concurrently with, and subject to, closing of the merger. The proceeds from this capital raise are expected to be utilized in conjunction with other planned actions to reposition the combined company’s balance sheet and generate material savings. The combined company will repay ~$13 billion in wholesale borrowings, funded by sales of assets which are fully marked as a result of the transaction, and excess cash. Banc of California, N.A. has entered into a $3.5 billion interest rate swap and a contingent forward asset sale agreement to hedge interest rate risk and lock in proceeds. These repositioning transactions for the combined company will result in a higher net interest margin, estimated to add over 170bps compared to the pre-restructured balance sheet. The actions result in a CET1 of 10%+ pro forma, which includes the cost of swaps purchased and forward sales.

Following closing and the asset sales, the combined company is expected to have approximately $36.1 billion in assets, $25.3 billion in total loans, $30.5 billion in total deposits and more than 70 branches in California.

Upon completion of the proposed transaction, (a) the shares issued to PacWest stockholders in the merger are expected to represent approximately 47% of the outstanding shares of the combined company, (b) the shares issued to the Investors in the equity capital raise transaction discussed above are expected to represent approximately 19% of the outstanding shares of the combined company and (c) the shares of Banc of California common stock that are outstanding immediately prior to completion of the merger are expected to represent approximately 34% of the outstanding shares of the combined company.

Jared Wolff, President and Chief Executive Officer of Banc of California, will retain the same roles at the combined company. John Eggemeyer, who currently serves as the independent Lead Director on the board of PacWest, will become the Chairman of the board of the combined company following the merger. The board of directors of the combined company will consist of 12 directors: eight from the existing Banc of California board, three from the existing PacWest board and one from the Warburg Investors.

“This transformational merger will create a robust, well-capitalized and highly liquid institution poised to deliver exceptional service to even more California businesses and communities,” said Mr. Wolff. “We believe both Banc of California and PacWest stockholders will benefit from the compelling economics of the combined company and its enhanced ability to deliver profitable and sustainable growth. Out of the gate, the combined company will have the strength and market position to support the banking needs of small and medium-size businesses in California and to capitalize on the opportunities created for stronger financial institutions in the wake of the recent banking industry turmoil.”

Mr. Wolff added, “Due to the high degree of familiarity between our businesses, we anticipate a smooth integration that will enable us to quickly and effectively capitalize on the long-term opportunities unlocked by the strength of our combined platform. Both institutions follow a client-first, relationship-based approach to serving our clients and communities while emphasizing prudent risk management. We believe that uniting the talent and expertise from both organizations, along with our cultural similarities and deep familiarity with each other’s business, will accelerate the execution and delivery of strong and growing franchise value for all stakeholders.”

Paul Taylor, President and Chief Executive Officer of PacWest, stated, “This merger is a tremendous opportunity for PacWest’s stockholders, customers, communities and employees, representing significant immediate and long-term value beyond PacWest’s standalone strategic plan. I am honored and extremely proud of the PacWest team’s fortitude over the past several months amidst industry-wide volatility. With the combined strength of both institutions, new capital from investors that are committed to the strategic vision and value creation of this merger, and a proven track record of successful integrations, the combined company will be well-positioned to provide significant value for the long term to all of our constituents.

Todd Schell, who will join the board from Warburg Pincus, noted “We are excited to back the strategic combination of two institutions we know well and respect. The transaction provides an opportunity to execute a highly accretive balance sheet repositioning which generates substantial incremental earnings and positions the combined company for the next leg of profitable growth.”

Strategic Benefits of the Transactions

Enhanced scale and capabilities to serve substantial void in California: The combined company will be strategically positioned to capitalize on market opportunities in California. It will have operational and financial scale to increase investment in the franchise, including its technology platform, in order to elevate the client experience, improve efficiencies, attract the highest quality talent, and enhance new business development efforts.

Strong balance sheet: The combined company will have access to additional liquidity through a targeted balance sheet repositioning at closing, supported by committed capital of $400 million from the Investors, resulting in robust capital levels and a strong liquidity profile.

Diversified deposit base and loan portfolio: The combined company will focus on serving small and medium-sized businesses in its footprint through exceptional treasury management services and commercial and real estate lending that leverage Banc of California’s and PacWest’s mutual strengths in core community banking.  Banc of California’s niche strengths in healthcare, education, entertainment and warehouse lending, and PacWest’s niche expertise in HOA banking services, portfolio lending, equipment lending and leasing, and SBA lending combine for a diversified loan portfolio. The combination also creates a more diverse overall deposit mix by combining complementary deposit specialties.

Experienced management teams with significant integration experience and deep familiarity: The combined leadership team is seasoned with a proven track record of performance and merger integration.

Financial Benefits of the Merger

The financial benefits of the transaction are compelling, with estimated 2024 EPS and tangible book value accretion of 20+% and ~3%, respectively. The pro forma combined company financial metrics are based on Banc of California’s stand-alone consensus median analyst estimates, estimated combined company cost synergies, anticipated purchase accounting adjustments, the expected merger closing time-frame, and the capital raise. On a pro forma basis, the business is expected to deliver compelling operating and return metrics with cost savings on a fully-phased in basis, including:

•	Loan to Deposit Ratio of approximately 85%
•	Wholesale Funding Asset Ratio of approximately 8%
•	Liquidity Coverage Ratio of 2.0x+
•	Common Equity Tier 1 Capital Ratio of approximately 10.0%.
•	Tangible Common Equity to Total Asset Ratio of 7.2%
•	4Q24 Run-Rate Cash Return on Average Tangible Common Equity of approximately 13.0%;
•	4Q24 Run-Rate Return on Average Assets of approximately 1.10%;
•	Capital generation in excess of 100bps per year; and
•	2024 Estimated EPS range of $1.65–$1.80

Transaction Details

Banc of California will be the legal acquirer, and Banc of California N.A. will merge with and into Pacific Western Bank, which will take the Banc of California name and apply to become a Federal Reserve member. PacWest will be the accounting acquirer, with fair value accounting applied to Banc of California’s balance sheet at closing.  Under the terms of the merger agreement, PacWest stockholders will receive 0.6569 of a share of Banc of California common stock for each share of PacWest common stock. Each outstanding share of 7.75% Fixed Rate Reset Non-Cumulative Perpetual Preferred Stock, Series A, of PacWest will be converted into the right to receive one share of a newly created series of substantially identical preferred stock of Banc of California with the same terms and conditions.

In the equity capital raise transaction, Banc of California will sell approximately (i) 21.8 million shares of its common stock at a purchase price of $12.30 per share and (ii) 10.8 million shares of a new class of its non-voting, common-equivalent stock at a purchase price of $12.30 per share to the Investors. In addition, the Warburg Investors will receive warrants to purchase approximately 15.9 million shares of Banc of California non-voting, common-equivalent stock, and the Centerbridge Investors will receive warrants to purchase approximately 3.0 million shares of Banc of California common stock, each with an exercise price of $15.375 per share, a 25% premium to the price paid on common stock. The warrants carry a term of seven years but are subject to mandatory exercise when the market price reaches $24.60 over a specified period, a 100% premium to the price paid on common stock.

Timing and Approvals

The parties expect the closing of the merger to occur in late 2023 or early 2024, subject to satisfaction of closing conditions, including receipt of customary required regulatory approvals and requisite approval by the stockholders of each company, and the concurrent closing of the equity capital raise. The equity capital raise is expected to close concurrently with the merger, subject to the concurrent closing of the merger and other closing conditions.

Advisors

J.P. Morgan Securities LLC is acting as financial advisor and rendered a fairness opinion to the board of directors of Banc of California and is acting as sole placement agent to Banc of California.  Skadden, Arps, Slate, Meagher & Flom LLP is serving as legal counsel to Banc of California.  Piper Sandler & Co. is acting as financial advisor to, and rendered a fairness opinion to the board of directors of, PacWest. Sullivan & Cromwell LLP is serving as legal counsel to PacWest.  Jefferies LLC is acting as financial advisor to Warburg Pincus and Centerbridge. Wachtell, Lipton, Rosen & Katz is serving as legal counsel to Warburg Pincus, and Simpson Thacher & Bartlett LLP is serving as legal counsel to Centerbridge.

Joint Conference Call and Webcast Details

Banc of California and PacWest will conduct a live conference call and webcast to discuss the transaction at 2:30 p.m. Pacific Time on Tuesday, July 25, 2023. To listen to the live call, please dial 888-317-6003 and enter 2706567 for the conference ID. The webcast, along with related slides, will be available on both the Banc of California website (https://investors.bancofcal.com/news-events-and-presentations/event-calendar/default.aspx and the PacWest website (https://www.pacwestbancorp.com/news-market-data/presentations/default.aspx). A replay of the conference call will be available via the websites listed above.

As a result of today’s merger announcement, both companies have cancelled their previously scheduled 2023 second quarter earnings conference calls.

About Banc of California, Inc.

Banc of California, Inc. (NYSE: BANC) is a bank holding company with $9.37 billion in assets at June 30, 2023 and one wholly-owned banking subsidiary, Banc of California, N.A. (the Bank). The Bank has 33 offices including 27 full-service branches located throughout Southern California. Through our dedicated professionals, we provide customized and innovative banking and lending solutions to businesses, entrepreneurs and individuals throughout California, and full stack payment processing solution through our subsidiary Deepstack Technologies. We help to improve the communities where we live and work, by supporting organizations that provide financial literacy and job training, small business support and affordable housing. With a commitment to service and to building enduring relationships, we provide a higher standard of banking. We look forward to helping you achieve your goals. For more information, please visit us at www.bancofcal.com.

About PacWest

PacWest is a bank holding company headquartered in Los Angeles, California, with an executive office in Denver, Colorado, with one wholly-owned banking subsidiary, Pacific Western Bank (the “Bank”). Pacific Western Bank is a relationship-based community bank focused on providing business banking and treasury management services to small, middle-market, and venture-backed businesses. The Bank offers a broad range of loan and lease and deposit products and services through full-service branches throughout California and in Durham, North Carolina and Denver, Colorado, and loan production offices around the country. For more information about PacWest Bancorp or Pacific Western Bank, visit www.pacwest.com.

About Warburg Pincus

Warburg Pincus LLC is a leading global growth investor. The firm has more than $83 billion in assets under management. The firm’s active portfolio of more than 250 companies is highly diversified by stage, sector, and geography. Warburg Pincus is an experienced partner to management teams seeking to build durable companies with sustainable value. The firm has a nearly 30-year history of investing in the banking sector, having invested over $3.5 billion in 21 regulated banking institutions around the world. Notable U.S. bank investments include Dime Bancorp, Mellon Bank, Webster Financial, Sterling Financial and National Penn Bancshares. Founded in 1966, Warburg Pincus has raised 20 private equity and 2 real estate funds, which have invested more than $112 billion in over 1,000 companies in more than 40 countries. The firm is headquartered in New York with offices in Amsterdam, Beijing, Berlin, Hong Kong, Houston, London, Luxembourg, Mumbai, Mauritius, San Francisco, São Paulo, Shanghai, and Singapore. For more information, please visit www.warburgpincus.com. Follow us on LinkedIn.

About Centerbridge

Centerbridge Partners, L.P. is a private investment management firm employing a flexible approach across investment disciplines — Private Equity, Private Credit and Real Estate — in an effort to develop the most attractive opportunities for our investors.  The Firm was founded in 2005 and as of May 31, 2023 has approximately $36 billion in capital under management with offices in New York and London.  Centerbridge is dedicated to partnering with world-class management teams across targeted industry sectors and geographies. For more information, please visit www.centerbridge.com.

Cautionary Note Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Banc of California and PacWest and the proposed investment by Warburg Pincus LLC and Centerbridge Partners, L.P. (collectively, the “Investors”) in equity securities of Banc of California pursuant to the investment agreements entered into between the Investors and Banc of California (the “Investment Agreements”). Forward-looking statements may be identified by the use of the words such as “ estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “could,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between Banc of California and PacWest and the proposed investment by the Investors, including statements as to the expected timing, completion and effects of the proposed transaction. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of Banc of California’s and PacWest’s management and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict, may differ from assumptions and many are beyond the control of Banc of California and PacWest. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all; (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including obtaining the requisite approval of the Banc of California stockholders and PacWest stockholders within the time period provided in the Agreement and Plan of Merger, dated July 25, 2023, by and among PacWest, Banc of California and Cal Merger Sub, Inc. (the “Merger Agreement”); (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or the Investment Agreements; (iv) the inability to obtain alternative capital in the event it becomes necessary to complete the proposed transaction; (v) the effect of the announcement or pendency of the proposed transaction on Banc of California’s and PacWest’s business relationships, operating results and business generally; (vi) risks that the proposed transaction disrupts current plans and operations of Banc of California and PacWest; (vii) potential difficulties in retaining Banc of California and PacWest customers and employees as a result of the proposed transaction; (viii) Banc of California’s and PacWest’s estimates of its financial performance; (ix) changes in general economic conditions; (x) changes in the interest rate environment, including the recent increases in the Board of Governors of the Federal Reserve System benchmark rate and duration at which such increased interest rate levels are maintained, which could adversely affect Banc of California’s and PacWest’s revenue and expenses, the value of assets and obligations, and the availability and cost of capital and liquidity; (xi) the impacts of continuing inflation; (xii) the credit risks of lending activities, which may be affected by deterioration in real estate markets and the financial condition of borrowers, and the operational risk of lending activities, including the effectiveness of Banc of California’s and PacWest’s underwriting practices and the risk of fraud; (xiii) fluctuations in the demand for loans; (xiv) the ability to develop and maintain a strong core deposit base or other low cost funding sources necessary to fund Banc of California’s and PacWest’s activities particularly in a rising or high interest rate environment; (xv) the rapid withdrawal of a significant amount of deposits over a short period of time; (xvi) results of examinations by regulatory authorities of Banc of California or PacWest and the possibility that any such regulatory authority may, among other things, limit Banc of California’s or PacWest’s business activities, restrict Banc of California’s or PacWest’s ability to invest in certain assets, refrain from issuing an approval or non-objection to certain capital or other actions, increase Banc of California’s or PacWest’s allowance for credit losses, result in write-downs of asset values, restrict Banc of California’s or PacWest’s ability or that of Banc of California’s or PacWest’s bank subsidiary to pay dividends, or impose fines, penalties or sanctions; (xvii) the impact of bank failures or other adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; (xviii) changes in the markets in which Banc of California and PacWest compete, including with respect to the competitive landscape, technology evolution or regulatory changes; (xix) changes in consumer spending, borrowing and saving habits; (xx) slowdowns in securities trading or shifting demand for security trading products; (xxi) the impact of natural disasters or health epidemics; (xxii) legislative or regulatory changes; (xxiii) impact of operating in a highly competitive industry; (xxiv) reliance on third party service providers; (xxv) competition in retaining key employees; (xxvi) risks related to data security and privacy, including the impact of any data security breaches, cyberattacks, employee or other internal misconduct, malware, phishing or ransomware, physical security breaches, natural disasters, or similar disruptions; (xxvii) changes to accounting principles and guidelines; (xxviii) potential litigation relating to the proposed transaction that could be instituted against Banc of California, PacWest or their respective directors and officers, including the effects of any outcomes related thereto; (xxix) volatility in the trading price of Banc of California’s or PacWest’s securities; (xxx) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; and (xxxi) unexpected costs, charges or expenses resulting from the proposed transaction. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Banc of California’s registration statement on Form S-4 that will contain a joint proxy statement/prospectus discussed below, when it becomes available, and other documents filed by Banc of California or PacWest from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings do and will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither Banc of California nor PacWest presently knows or that Banc of California or PacWest currently believes are immaterial that could also cause actual events and results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Banc of California’s and PacWest’s expectations, plans or forecasts of future events and views as of the date of this document. Banc of California and PacWest anticipate that subsequent events and developments will cause Banc of California’s and PacWest’s assessments to change. While Banc of California and PacWest may elect to update these forward-looking statements at some point in the future, Banc of California and PacWest specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Banc of California’s and PacWest’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. Forward-looking statements speak only as of the date they are made. Neither Banc of California nor PacWest gives any assurance that either Banc of California or PacWest, or the combined company, will achieve the results or other matters set forth in the forward-looking statements.

No Offer or Solicitation

This document is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Banc of California, PacWest or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

This document relates to the proposed transaction between Banc of California and PacWest and the proposed investment in Banc of California by Investors.  Banc of California intends to file a registration statement on Form S-4 with the SEC, which will include a preliminary joint proxy statement/prospectus to be distributed to holders of Banc of California’s common stock and PacWest’s common stock in connection with Banc of California’s and PacWest’s solicitation of proxies for the vote by Banc of California’s stockholders and PacWest’s stockholders with respect to the proposed transaction. After the registration statement has been filed and declared effective, Banc of California and PacWest will mail a definitive joint proxy statement/prospectus to their respective stockholders that, as of the applicable record date, are entitled to vote on the matters being considered at the Banc of California stockholder meeting and at the PacWest stockholder meeting, as applicable. Banc of California or PacWest may also file other documents with the SEC regarding the proposed transaction.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AND THE DEFINITIVE VERSIONS THEREOF (WHEN THEY BECOME AVAILABLE), AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO SUCH DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement, the joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Banc of California or PacWest through the website maintained by the SEC at www.sec.gov.

The documents filed by Banc of California or PacWest with the SEC also may be obtained free of charge at Banc of California’s or PacWest’s website at https://investors.bancofcal.com, under the heading “Financials and Filings” or www.pacwestbancorp.com, under the heading “SEC Filings” , respectively, or upon written request to Banc of California, Attention: Investor Relations, 3 MacArthur Place, Santa Ana, CA 92707 or PacWest, Attention: Investor Relations, 9701 Wilshire Boulevard, Suite 700, Beverly Hills, CA 90212 , respectively.

Participants in Solicitation

Banc of California and PacWest and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Banc of California’s stockholders or PacWest’s stockholders in connection with the proposed transaction under the rules of the SEC. Banc of California’s stockholders, PacWest’s stockholders and other interested persons will be able to obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of Banc of California and PacWest in Banc of California’s registration statement on Form S-4 that will be filed, as well other documents filed by Banc of California or PacWest from time to time with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of Banc of California’s or PacWest’s stockholders in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the preliminary joint proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed transaction (if and when they become available). You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Banc of California or PacWest will also be available free of charge from Banc of California or PacWest using the contact information above.

Investor Relations Inquiries:

Banc of California, Inc.

(855) 361-2262
Jared Wolff, (949) 385-8700

PacWest Bancorp

Kevin L Thompson
(303) 802-8934

William J. Black
(919) 597-7466

Media Inquiries:

Prosek Partners

Aiden Woglom
awoglom@prosek.com
(323) 596-8912

Kiki O'Keeffe
kokeeffe@prosek.com
(203) 915-4936